SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 19, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Immediate Release                                                                                                                                                                                19th August 2004

Provalis plc

REGULATORY APPROVAL OF in2it A1c (G5) IN THE USA

Provalis plc (LSE:PRO, NASDAQ:PVLS) is delighted to announce that its Medical Diagnostics Division, has today received 510K regulatory approval for in2it™, its innovative 'point of care' automated diagnostics platform and A1c test for the monitoring of diabetes. Additionally, it has received prescription home use approval, which will automatically confer CLIA waiver. This allows the Company to fully exploit the US sales potential of in2it A1c into all physicians' offices and also for the product to be available eventually to diabetics for use at home.

Provalis Diagnostics US will immediately begin promoting and marketing the product to healthcare professionals through a series of distributors, health management organisations and pharmacy chains.

John Curtis, Managing Director of Provalis Diagnostics said," We are delighted that FDA approval has been received so quickly and proud to have achieved regulatory approval of in2it A1c in the USA market. The Provalis US sales team is now preparing to make sales and ship product."

Phil Gould, Chief Executive Officer of Provalis added, "We remain very excited by the prospects for in2it A1c, where we have a true first for the Company - a product taken from conception, through development and then regulatory approval for sale using the Provalis US sales force in the world's biggest healthcare market. We have already had a great deal of interest in in2it A1c for monitoring diabetes - a chronic disease affecting millions of Americans where diagnostics monitoring provides a major commercial opportunity."

END

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

in2it™ A1c

in2it A1c, previously codenamed G5, automatically measures glycated haemoglobin (HbA1c or A1c) from a single drop of blood. The test is carried out in the doctor's office, diabetic clinic or diabetic's home. The product is used to help monitor the severity of, and the effectiveness of long - term therapy for, diabetes.

Diabetes and A1c

Diabetes is now the USA's fifth most deadly disease affecting 17 million Americans. The World Health Organization recently described diabetes as a "devastating disease" of similar global impact to AIDS running at epidemic proportions in many countries.

The American Diabetes Association recommends A1C testing two times a year in patients who are meeting targets and quarterly in those whose therapy has changed or who are not meeting their targets. Each of these recommended tests is reimbursable.

USA Home Use and CLIA Waiver

In November 1997, the CLIA waiver provisions were revised by the US Congress to make it clear that tests cleared or approved by the FDA for home use automatically qualify for CLIA waiver.

Provalis plc

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops and sells to world markets medical diagnostic products for chronic disease management - principally diabetes and osteoporosis. The business' principal products are in2it™ A1c, Glycosal® and Osteosal®.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Provalis' Internet Website ; http://www.provalis.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 19, 2004